Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web:   www.helixbiopharma.com
June 19, 2009
N E W S  R E L E A S E

HELIX BIOPHARMA TO PRESENT L-DOS47 ANALYTICAL
METHOD DEVELOPMENT FINDINGS AT 2009 AAPS NATIONAL
BIOTECHNOLOGY CONFERENCE

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP”) today announced that Dr. Heman Chao, chief scientific officer at Helix BioPharma Corp., will be presenting a scientific poster describing L-DOS47 analytical method development findings at the 2009 American Association of Pharmaceutical Scientists (“AAPS”) National Biotechnology Conference, which runs from June 21st to 24th at the Washington State Convention and Trade Center in Seattle, Washington.

The conference is a premier gathering of pharmaceutical and biopharmaceutical scientists addressing all areas of the manufacturing, non-clinical testing, clinical testing and regulatory treatment of established and emerging drug compounds.

The poster, entitled “Analytical Method Development for L-DOS47, a Novel Candidate for the Treatment of Lung Adenocarcinoma” provides a summary of the analytical methods which have been developed to characterize the concentration, identity, purity, enzymatic activity, and potency of lots of L-DOS47 drug substance and drug product.  The work presented demonstrates that analytical methods have been successfully developed to support the manufacture, release and subsequent stability testing of GMP batches of L-DOS47 as Helix progresses towards initiating clinical testing with the product.  Accompanying Dr. Chao for the poster presentation will be Dr. Juan Davagnino, associate director, biopharmaceutical development at KBI Biopharma; Helix’s U.S.-based, third-party contract service provider responsible for assisting Helix in developing and executing the necessary quality control and stability testing programs for L-DOS47 drug substance and drug product lots.

A copy of the poster is available on Helix’s website for download at http://www.helixbiopharma.com.

For additional information on the 2009 AAPS National Biotechnology Conference, please visit http://www.aapspharmaceutica.com/meetings/biotec/bt09/index.asp.

About L-DOS47
L-DOS47 combines Helix’s proprietary DOS47 new drug candidate with a highly specific single domain antibody, to form a potential new targeted drug product for the treatment of adenocarcinoma of the lung, the most common form of lung cancer in the world today. L-DOS47 is thought to function by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, L-DOS47 is believed to modify the microenvironmental conditions of lung cancer cells in a manner that leads to their death. Among these theorized effects, L-DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. As well, the local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate.  Helix is listed on the TSX under the symbol “HBP”.

For further information contact:

Investor & Media Relations
Ian Stone                        Robert Flamm, Ph.D.
Russo Partners LLC                  Russo Partners LLC
Tel:        (619) 814-3510                  Tel:         (212) 845-4226
Fax:        (619) 955-5318                  Email: robert.flamm@russopartnersllc.com
Email:     ian.stone@russopartnersllc.com         www.russopartnersllc.com

The reference in this news release to the AAPS website does not constitute an endorsement by Helix of that or any other website and Helix disclaims responsibility for the information contained in such website.  This news release contains certain forward-looking statements and information regarding L-DOS47, a potential cancer therapeutic under development by the Company. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “progresses towards”, “to support”, “is thought”, “is believed”, “new”, “will”, “theorized”, or variations thereon or comparable terminology referring to future events or results. Forward looking statements and information are statements and information about the future and are inherently uncertain, and Helix’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including without limitation, Helix’s need for additional future capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 will be developed successfully as a drug or at all; research & development risks, including the risk that early research and development results may not be repeated in later research and development; the risk that analytical methods developed to date may require future modification or additional methods may need to be developed, the success of which is not assured, due to possible future changes in the L-DOS47 formulation or manufacturing process, requirements of regulatory authorities, or other factors; the need to further upscale the manufacturing process for the Company’s drug candidates and the risk that further upscaling may not be achieved within the timelines expected by the Company or at all; the need for regulatory approvals, which may not be obtained in a timely manner or at all; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing risks and partnership/strategic alliance risks, including Helix’s dependency on KBI Biopharma Inc. and its other contractors, consultants and advisors, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones; product liability risks; the effect of competition; the risk of technical obsolescence; and the risk of changes in business strategy or development plans. Such risks and uncertainties, and others affecting the Company  which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Information Form, MD&A and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and in the Company’s Form 20-F and other reports filed with the U.S. SEC from time to time (see www.sec.gov/edgar.shtml).  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.  Helix’s participation in the AAPS National Biotechnology Conference is subject to change or cancellation without notice.